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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 0 5 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
08

SEC FILE NUMBER
8- 24564

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2005 (MM/DD/YY) AND ENDING JUNE 30, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PARIS SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

66 Hudson Street Suite 201
(No. and Street)

Hoboken NJ 07030
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAN MARKS 201-459-9997
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alan Van SCIVER
(Name — *if individual, state last, first, middle name*)

112 Haddontowne Ct. Suite 302 CHERRY HILL NJ 08039-3664
(Address) (City) (State) Zip Code)

PROCESSED
NOV 0 3 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

11/2

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, JAN MARKS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PARIS SECURITIES CORPORATION, as of JUNE 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

10/4/06

DANIELA A. DOWD
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES 3/14/2011

DANIELA A. DOWD
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES 3/14/2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARIS SECURITIES CORPORATION

FINANCIAL STATEMENTS

JUNE 30, 2006

AND

JUNE 30, 2005

FISHER, VAN SCIVER & CO., P.C.

112 HADDONTOWNE COURT

SUITE 302

CHERRY HILL, NEW JERSEY 08034-3664

CONTENTS

	PAGE
Independent Auditors' Report	1
Financial Statements	
Financial Condition	2
Statements of Income and Comprehensive Income	3
Statements of Changes in Stockholder's Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6-8
Supplemental Information	
Schedule I - Net Capital Computation	9

FISHER, VAN SCIVER & CO.
PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS
www.fishervanscivercpa.com

112 HADDONTOWNE COURT
SUITE 302
CHERRY HILL, NEW JERSEY 08034-3664

E*MAIL ADDRESS:
WFISHERCPA@AOL.COM
AVANSCPA@AOL.COM

(856) 428-9769 - (610) 789-3179

FAX (856) 428-9482

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Paris Securities Corporation

We have audited the accompanying statement of financial condition of **Paris Securities Corporation** (a New York corporation) as of June 30, 2006 and June 30, 2005, and the related statements of income and comprehensive income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Paris Securities Corporation** at June 30, 2006 and June 30, 2005, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Fisher, Van Sciver & Co. P.C.

Cherry Hill, New Jersey
August 21, 2006

PARIS SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
JUNE 30,

		2006		2005
Assets				
Cash, non-segregated	$	1,930,542	$	148,578
Receivable from broker-dealers and clearing organizations		560,688		692,704
Commissions receivable		237,631		158,950
Securities owned:				
Marketable, at market value		6,126,703		6,874,100
Not readily marketable, at cost		82,809		825
Memberships in exchanges, at cost		4,580,607		3,746,607
Prepaid expenses		-		23,859
Other assets		1,200		1,897
Total Assets	$	13,520,180	$	11,647,520
Liabilities				
Accrued income taxes	$	401,785	$	248,199
Accounts payable, accrued expenses, and other liabilities		100,423		1,293,692
Total Liabilities		502,208		1,541,891
Stockholders' equity				
Common stock – 20,000 shares, $1 par value, authorized, issued, and outstanding at June 30, 2006 and June 30, 2005, respectively		20,000		20,000
Additional paid-in-capital		4,911,832		4,911,832
Accumulated other comprehensive income (loss)		328,786		(63,507)
Retained earnings		7,757,354		5,237,304
Total Stockholders' Equity		13,017,972		10,105,629
Total Liabilities and Stockholders' Equity	$	13,520,180	$	11,647,520

The accompanying notes are an integral part of these statements

PARIS SECURITIES CORPORATION
STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
JUNE 30,

	2006	2005
Revenues		
Commission income	$ 2,205,841	$ 2,571,653
Seat rental income	2,302,499	2,028,620
Interest and dividends	3,408,141	235,548
Investment income	235,650	195,792
	8,152,131	5,031,613
Expenses		
Employee compensation and benefits	1,597,875	1,683,183
Floor brokerage, exchange, and clearing fees	167,837	99,940
Communication and data processing	68,637	70,344
Occupancy	16,020	16,020
Other expenses	806,712	987,276
	2,657,081	2,856,763
Income before income taxes	5,495,050	2,174,850
Provision for income taxes		
Federal	925,000	625,000
State	550,000	325,000
	1,475,000	950,000
Net Income	4,020,050	1,224,850
Other Comprehensive Income		
Net unrealized gain (loss) on available-for-sale-securities	392,293	(23,617)
Comprehensive Income (Loss)	392,293	(23,617)
Combined Net Income and Comprehensive Income	$ 4,412,343	1,201,233

The accompanying notes are an integral part of these statements

PARIS SECURITIES CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED JUNE 30, 2006 AND 2005

	Common Stock Number Of Shares	$1 Par Value	Additional Paid-In Capital
Balance at June 30, 2004	20,000	$ 20,000	$ 5,411,832
Net income			
Other comprehensive Unrealized loss on available-for-sale securities			
Return of capital			(500,000)
Dividends			
Balance at June 30, 2005	20,000	20,000	4,911,832
Net income			
Other comprehensive Unrealized gain on available-for-sale securities			
Dividends			
Balance at June 30, 2006	20,000	$ 20,000	$ 4,911,832

The accompanying notes are an integral part of these statements

PARIS SECURITIES CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED JUNE 30, 2006 AND 2005

Retained Earnings	Accumulated Other Comprehensive Income (loss)	Totals
$ 5,512,454	$ (39,890)	$ 10,904,396
1,224,850		1,224,850
	(23,617)	(23,617)
		(500,000)
(1,500,000)		(1,500,000)
5,237,304	(63,507)	10,105,629
4,020,050		4,020,050
	392,293	392,293
(1,500,000)		(1,500,000)
$ 7,757,354	$ 328,786	$ 13,017,972

PARIS SECURITIES CORPORATION
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30,

		2006		2005
Cash flows from operating activities:				
Total comprehensive income	$	4,412,343	$	1,201,233
Noncash items included in total comprehensive income:				
Decrease (increase) in receivables from brokers		132,016		(25,822)
Decrease in prepaid expenses		23,859		28,525
Decrease (increase) in other assets		697		(697)
Increase in accrued income taxes		153,586		88,933
Increase in receivable other		(78,681)		(122,828)
(Decrease) increase in accrued expenses		(1,193,269)		884,716
Net cash provided by operating activities		3,450,551		2,054,060
Cash flows from investing activities:				
Increase in investments		(168,587)		(354,926)
Net cash used in investing activities		(168,587)		(354,926)
Cash flows from financing activities:				
Return of paid-in-capital		-0-		(500,000)
Dividends		(1,500,000)		(1,500,000)
Net cash used in financing activities		(1,500,000)		(2,000,000)
Net increase (decrease) in cash		1,781,964		(300,866)
Cash at beginning of year		148,578		449,444
Cash at end of year	$	1,930,542	$	148,578
Supplemental disclosure of cash flows information:				
Interest expense	$	-0-	$	-0-
Income taxes	$	1,321,414	$	701,801

The accompanying notes are an integral part of these statements

PARIS SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2006 AND JUNE 30, 2005

Note 1 - Summary of Significant Accounting Policies

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Business Activity

The Company is principally engaged in leasing its exchange memberships to individuals and commodities and securities trading for its own account. The Company is a wholly owned subsidiary of Paris Foods Corporation.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable - Recognition of Bad Debts

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Investments

Investment in securities and commodities are valued at fair market value.

Investments in exchange memberships are valued at lower of cost or market.

Revenue and Expense Recognition

Commodities and securities transactions and related commission revenues and expenses are recorded in the accounts on a marked to the market basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PARIS SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2006 AND JUNE 30, 2005

Note 1 - Summary of Significant Accounting Policies - continued

Comprehensive Income

Effective July 1, 1998, the Company adopted Statement of Accounting Standards (SFAS) No. 130, *Reporting Comprehensive Income*. This statement requires that total comprehensive income be reported in the financial statements. Total comprehensive income is presented in the Statement of Income and Comprehensive Income.

Impairment of Long-Lived Assets

In the event that facts and circumstances indicate that the cost of long-lived assets or other assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value is required.

Note 2 - Lease Commitments

The Company leases its office facilities on a month-to-month basis. The monthly rent is $1,335.

Rental expense for the years ended June 30, 2006 and 2005 amounted to $16,020 and $16,020, respectively.

Note 3 - Net Capital Requirements

Pursuant to the net capital provision of Rule 15c 3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions.

Note 4 - Income Taxes

The Company files its Federal income tax returns on a consolidated basis with its parent company. For income tax purposes, gains and losses on sale of investments are recognized when the investments are sold. Trading income in commodity futures contracts includes gains and losses in open trades for both tax and financial statement purposes. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of the current tax is remitted to the parent. The Company files its own state and local tax returns.

Note 5 - Commitments

The Company's parent has obtained a bank revolving line of credit. The Company has agreed to guaranty all outstanding obligations of its parent to the bank. Borrowings amounted to $1,000,000 at June 30, 2006.

Note 6 - Related Party

During the years ended June 30, 2006 and June 30, 2005 the Company paid a management fee to Paris Foods Corporation, its parent corporation, in the amount of $120,000 and $120,000, respectively. This is included in other expenses on the Statements of Income and Comprehensive Income.

SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
AS OF JUNE 30, 2006

PARIS SECURITIES CORPORATION
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2006

Net Capital		
Total stockholders' equity		$ 13,017,972
Deductions and/or charges:		
Nonallowable assets:		
Prepaid expenses	$ -	
Non current receivable from brokers	(85,449)	
Receivable from brokers	-	
Exchange memberships	(4,580,607)	
Securities not readily marketable	(82,809)	
Commodity futures contracts	-	
Other assets	(1,200)	
	$ (4,750,065)	(4,750,065)
Net capital before haircuts on securities positions		8,267,907
Haircuts on securities		
Commodity securities		(169,500)
Other securities		(919,005)
		(1,088,505)
Net Capital		$ 7,179,402
Aggregate indebtedness		
Liabilities from financial statements		$ 502,208
Total aggregate indebtedness		$ 502,208
Computation of basic net capital requirement		
Minimum net capital required:		
Company		$ 100,000
Excess net capital		$ 7,079,402
Excess net capital at 1000%		$ 7,059,402
Ratio: Aggregate indebtedness to net capital		7%

PARIS SECURITIES CORPORATION

August 16, 2006

Fisher, Van Sciver & Co., P.C.
112 Haddontowne Court, Suite 302
Cherry Hill, NJ 08034

We are providing this letter in connection with your audit of the statement of financial condition of Paris Securities Corporation (the "Company") as of June 30, 2006, and the related statements of income and comprehensive income, changes in stockholder's equity, and cash flows for the year then ended, for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of Paris Securities Corporation in conformity with U.S. generally accepted accounting principles. We confirm that we are responsible for the fair presentation in the financial statements of financial position, results of operation, and cash flows in conformity with generally accepted accounting principles. We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud.

We confirm, to the best of our knowledge and belief, as of August 16, 2006, the following representations made to you during your audit.

1. The financial statements referred to above are fairly presented in conformity with U.S. generally accepted accounting principles.

2. We have made available to you all -

   a. Financial records and related data

   b. Minutes of the meeting of stockholders, directors, and committees of directors, or summaries of actions of recent meeting for which minutes have not yet been prepared

3. There have been no communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices.

4. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

5. We believe there are no material misstatements, both individually or on aggregate, to the financial statements as a whole.

6. We acknowledge our responsibility for the design and implementation of programs and controls to prevent and detect fraud.

PARIS SECURITIES CORPORATION * 66 HUDSON STREET * SUITE 201
HOBOKEN, NEW JERSEY 07030
PHONE: (201) 292-5656

PARIS SECURITIES CORPORATION

August 16, 2006

Fisher, Van Sciver & Co., P.C.
112 Haddontowne Court, Suite 302
Cherry Hill, NJ 08034

We are providing this letter in connection with your audit of the statement of financial condition of Paris Securities Corporation (the "Company") as of June 30, 2006, and the related statements of income and comprehensive income, changes in stockholder's equity, and cash flows for the year then ended, for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of Paris Securities Corporation in conformity with U.S. generally accepted accounting principles. We confirm that we are responsible for the fair presentation in the financial statements of financial position, results of operation, and cash flows in conformity with generally accepted accounting principles. We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud.

We confirm, to the best of our knowledge and belief, as of August 16, 2006, the following representations made to you during your audit.

1. The financial statements referred to above are fairly presented in conformity with U.S. generally accepted accounting principles.

2. We have made available to you all -

    a. Financial records and related data

    b. Minutes of the meeting of stockholders, directors, and committees of directors, or summaries of actions of recent meeting for which minutes have not yet been prepared

3. There have been no communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices.

4. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

5. We believe there are no material misstatements, both individually or on aggregate, to the financial statements as a whole.

6. We acknowledge our responsibility for the design and implementation of programs and controls to prevent and detect fraud.

7. We have no knowledge of any fraud or suspected fraud affecting the company involving -

   a. Management

   b. Employees who have significant roles in internal control, or

   c. Others where the fraud could have a material effect on the financial statements.

8. We have no knowledge of any allegations of fraud or suspected fraud affecting the company received in communications from employees, former employees, regulators, or others.

9. The company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

10. The following have been properly recorded or disclosed in the financial statements:

    a. Related party transactions and related accounts receivable or payable, including sales, purchases, loans, transfers, leasing arrangements, and guarantees.

    b. Guarantees, whether written or oral, under which the company is contingently liable.

11. There are no estimates that may be subject to a material change in the near term that have not been properly disclosed in the financial statements. We understand that *near term* means the period within one year of the date of the financial statements. In addition, we have no knowledge of concentrations existing at the date of the financial statements that make the company vulnerable to the risk of severe impact that have not been properly disclosed in the financial statements.

12. There are no:

    a. Violations or possible violations of laws or regulations whose effect should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

    b. Unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with Statement of Financial Accounting Standards No. 5.

    c. Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by Statement of Financial Accounting No. 5.

13. The company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged.

PARIS SECURITIES CORPORATION

17. All liabilities subordinated to the claims of general creditors are covered by satisfactory subordination agreements under rule 15c3-1 and approved by Fisher, Van Sciver & Co., P.C.

18. Risks associated with concentrations, based on information known to management, that meets all of the following criteria have been disclosed in the financial statements:

    a. The concentration exists at the date of the financial statements.

    b. The concentration makes the enterprise vulnerable to the risk of a near-term severe impact.

    c. It is the least reasonably possible that the events that could cause the severe impact will occur in the near term.

19. No events have occurred subsequent to June 30, 2006 that require consideration as adjustments to, or disclosures in, the financial statements.

20. There are no capital withdrawals anticipated within the next six months other than as disclosed in the financial statements or notes thereto.

21. There are no material weaknesses or inadequacies at June 30, 2006, or during the period July 1, 2005 to June 30, 2006, in the internal accounting controls and the procedures for safeguarding securities, and the practices and procedures followed in--

    a. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

22. Net capital computations, prepared by the Company during the period from July 1, 2005 to June 30, 2006, indicated that the Company was in compliance with the requirements of rule 15c3-1 (and applicable exchange requirements) at all times during the period. Reserve calculations under rule 15c3-3 during the period did not reveal any deposit requirements that were not made on a timely basis.

23. There was no computation of segregation requirements under the Commodity Exchange Act that indicated an insufficiency in segregation.

Yours very truly,
Paris Securities Corporation

Chief Financial Officer